Mail Stop 3561

August 15, 2006

Charles J. Wyly, Jr.
Chairman of the Board
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, TX 75063

Re: **Michaels Stores, Inc.**
        Preliminary Proxy Statement on Schedule 14A
        Filed August 1, 2006
        File No. 1-09338

Dear Mr. Wyly:

We have limited our review of your filing to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Opinion of JPMorgan, page 22</u>

1. Please disclose as a dollar amount the aggregate amount of fees payable to each of your financial advisors. Also, please disclose the amount that is payable upon consummation of the merger. See Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

<u>The Merger Agreement, page 45</u>

2. We note the disclosure in the introductory paragraph of this section stating that the merger agreement is "not intended to be a source of factual, business or operational information." Please revise to remove any potential implication that

the referenced merger agreement does not constitute public disclosure under the federal securities laws.   Please make similar revisions to Annex A.

3. We also note your disclosure in the introductory paragraph that the "representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement." Please be advised, that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Howard M. Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director